Exhibit 99.2

To:          Garnet Faith Limited, an exempted company incorporated in the Cayman Islands with limited liability (you or the Company)

21 June 2021

Dear Sirs,

Project Elevate – Commitment Letter

We, China Merchants Bank Co., Ltd. Shanghai Branch (招商银行股份有限公司上海分行) as the sole original mandated lead arranger (the Original Lead Arranger) and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (上海浦东发展银行股份有限公司上海分行) as the original joint mandated lead arranger (the Original Co-Lead Arranger, together with the Original Lead Arranger, the Original Arrangers) and China Merchants Bank Co., Ltd. Shanghai Branch (招商银行股份有限公司上海分行) as the original lead underwriter (the Original Lead Underwriter) and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (上海浦东发展银行股份有限公司上海分行) as the original co-lead underwriter (the Original Co-Lead Underwriter, together with the Original Lead Underwriter, the Original Underwriters and together with the Original Arrangers, we or us) are pleased to set out in this letter the terms and conditions on which the Original Arrangers are willing to arrange the Facilities and the Original Underwriters are willing to underwrite and fund the Facilities in full.

You have advised us that the Sponsors are proposing to (directly or indirectly) acquire, by way of merger, the entire issued share capital of 51job, Inc. (NASDAQ: JOBS) (the Target, together with its subsidiaries, the Target Group) pursuant to the agreement and plan of merger (the Merger Agreement) to be entered into between the Company and the Target (the Merger), with consummation of the Merger (the Completion) taking place subject to the terms and conditions of the Merger Agreement.

This letter is to be read together with the term sheet attached as Schedule 1 hereto (the Term Sheet). This letter, the Term Sheet and the fee letter that sets out the fees payable in relation to the Term Facility and/or the Cash Bridge Facilities (the Fee Letter) are the Commitment Documents.

Unless otherwise defined in this letter or unless the context otherwise requires, terms defined in the other Commitment Documents shall have the same meaning when used in this letter. All provisions of this letter shall only take effect from the date of the Merger Agreement.

1.	Commitment

1.1	You are seeking:

(a)	an underwritten commitment of US$500,000,000 or if selected by the Company, RMB Equivalent of US$500,000,000 for a senior term loan facility (the Term Facility);

(b)	an underwritten commitment of US$1,100,000,000 or if selected by the Company, RMB Equivalent of US$1,100,000,000 for an offshore cash bridge facility (the Cash Bridge Facility (Tranche A)); and

(c)	an underwritten commitment of US$225,000,000 or if selected by the Company, RMB Equivalent of US$225,000,000 for an offshore cash bridge facility (the Cash Bridge Facility (Tranche B), together with Cash Bridge Facility (Tranche A), the Cash Bridge Facilities. The Term Facility and the Cash Bridge Facilities are collectively referred to as the Facilities and together with the Merger and the transactions contemplated therein, the Transaction).

1.2	We confirm that:

(a)	the Original Arrangers hereby agree to arrange the Facilities; and

(b)	the Original Underwriters hereby agree to underwrite, provide and fund the Facilities in the amounts set out in paragraph 2 (Underwriting commitments) below,

solely on the terms and conditions set out in the Commitment Documents.

1.3	Each of the Original Arrangers and the Original Underwriters is an Original Credit Party and together they are the Original Credit Parties.

2.	Underwriting commitments

2.1	The Original Lead Underwriter agrees to underwrite each of the Facilities in the amounts set out opposite its name below (the Underwriting Proportion (Original Lead Underwriter)):

Name	Underwriting Proportion (US$ or RMB Equivalent) of Term Facility	Underwriting Proportion (US$ or RMB Equivalent) of Cash Bridge Facility (Tranche A)	Underwriting Proportion (US$ or RMB Equivalent) of Cash Bridge Facility (Tranche B)
China Merchants Bank Co., Ltd. Shanghai Branch (招商银行股份有限公司上海分行)	US$500,000,000	US$1,100,000,000	US$225,000,000
Total	US$500,000,000	US$1,100,000,000	US$225,000,000

2.2	The Original Co-Lead Underwriter agrees to underwrite each of the Facilities in the amounts set out opposite its name below with the same economics (on a pro rata basis) (the Underwriting Proportion (Original Co-Lead Underwriter)) and the Underwriting Proportion (Original Lead Underwriter) will be reduced by the amount of the Underwriting Proportion (Original Co-Lead Underwriter)):

Name	Underwriting Proportion (US$ or RMB Equivalent) of Term Facility	Underwriting Proportion (US$ or RMB Equivalent) of Cash Bridge Facility (Tranche A)	Underwriting Proportion (US$ or RMB Equivalent) of Cash Bridge Facility (Tranche B)
Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (上海浦东发展银行股份有限公司上海分行)	US$200,000,000	US$440,000,000	US$90,000,000
Total	US$200,000,000	US$440,000,000	US$90,000,000

2.3	The obligations of each Original Credit Party are several and a failure by an Original Credit Party to perform its obligations under any of the Commitment Documents shall not affect the obligations of any other Credit Party. Subject to paragraph 8.2 below, no Original Credit Party is responsible for the obligations of another Credit Party.

3.	Conditions

3.1	The availability of the Facilities and the Original Credit Parties’ obligations to arrange, underwrite and fund the Underwriting Proportion of each of the Facilities in full is subject only to:

(a)	receipt by us of a copy of this letter and the Fee Letter countersigned by you; and

(b)	satisfaction of the Certain Funds Conditions and the Initial Conditions Precedent (Term Facility) and (in respect of the Cash Bridge Facilities only) the Initial Conditions Precedent (Cash Bridge Facilities) set out in the Term Sheet.

There are no other conditions, implied or otherwise, to the commitments of the Original Credit Parties, their obligations hereunder and their funding of the Facilities other than as expressly referred to in the foregoing sentence.

3.2	Each Original Credit Party is pleased to confirm that:

(a)	its credit committee and all other internal bodies or committees have given full and final approval for arranging, underwriting and/or funding (as the case may be) the Facilities on the “certain funds” basis as described and on the terms set out in the Commitment Documents, and performing all of its duties, roles and obligations as contemplated by the Commitment Documents including all client identification procedures in respect of the Sponsors, the Parents and the Company required in connection with the Transaction in compliance with applicable laws, regulations and internal requirements (including, without limitation, all applicable money laundering rules);

(b)	it has received and reviewed the draft Reports (defined in the Term Sheet, the Commercial CPs) and the Original Financial Statements (as defined in the Term Sheet, the Informational CPs) and (i) the relevant conditions precedent set out in the Term Sheet relating to the Commercial CPs will be satisfied once final versions of the Commercial CPs are delivered that are not materially different in respects which are materially adverse to the interests of the Original Credit Parties (taken as a whole) under the Commitment Documents compared to the most recent form of such Commercial CPs delivered to the Original Credit Parties on or before the date of this letter or are approved by the Original Arrangers (acting reasonably with such approval not to be unreasonably withheld or delayed) and it will promptly confirm this accordingly to the Agent, and (ii) the relevant conditions precedent set out in the Term Sheet relating to the Informational CPs have been satisfied; and

(c)	there are no outstanding approvals, due diligence items or other internal impediments to it arranging, underwriting and/or funding (as the case may be) the Facilities on the “certain funds” basis as described and on the terms set out in the Commitment Documents and performing all of its roles, duties and obligations as contemplated by the Commitment Documents.

Each Original Credit Party undertakes to issue an interim confirmation letter on or before the date of the Merger Agreement in relation to the status of the documentary conditions precedents delivered pursuant to schedule 1 (Initial Conditions Precedent) to the Term Sheet.

4.	Titles and Roles

You:

(a)	engage and mandate the Original Lead Arranger as exclusive sole original mandated lead arranger and bookrunner of the Facilities;

(b)	engage and mandate the Original Lead Underwriter as exclusive original underwriter of the Facilities;

(c)	engage and mandate the Original Co-Lead Arranger as exclusive original joint mandated lead arranger and bookrunner of the Facilities;

(d)	engage and mandate the Original Co-Lead Underwriter as exclusive original joint underwriter of the Facilities; and

(e)	confirm and agree that: (x) no roles or titles will be conferred on any other person in respect of the Facilities without the written consent of the Original Arrangers (acting reasonably and with such consent not to be unreasonably withheld or delayed), other than, in respect of any facility agent in connection with the Facilities (the Agent), any security agent and trustee in connection with the Facilities (the Security Agent) or any hedging provider, and (y) no compensation (other than as provided in the Commitment Documents and other than in connection with any additional appointments referred to in this paragraph 4 (Titles and Roles)) shall be paid to any Lender or Arranger.

5.	Finance Documents

5.1	The Term Facility and the Cash Bridge Facilities shall be documented in the Facilities Agreement (to be prepared by the counsel to the Sponsors) and related Finance Documents set out in “Part IV – Other Terms” of the Term Sheet, reflecting the terms and conditions set out in the Term Sheet and other terms as mutually agreed.

5.2	Each Original Credit Party agrees to negotiate in good faith to finalise and enter into the Facilities Agreement and all other Finance Documents that are required to be entered into as a condition precedent to initial utilisation under the Facilities Agreement on terms consistent with the Commitment Documents promptly after the date of this letter, and not later than the date falling 40 Business Days after the date on which the first draft of the Facilities Agreement is circulated for our review (as such date may be extended by the Company from time to time with the consent of the Original Credit Parties (such consent not to be unreasonably withheld or delayed)).

5.3	We agree that the provisions of the Facilities Agreement shall, save as otherwise provided for in the Commitment Documents, be based on a recent global sponsor precedent facilities agreement in the Asian leveraged finance market (the Relevant Precedent Facilities Agreement), amended to take into account the terms set out in the Term Sheet and having regard (acting reasonably and in good faith) to any deal specific issues relating to the Transaction, the operational and strategic requirements of the Sponsors and the Target Group in light of the proposed business plan, and the business of the Target Group, including, without limitation the business, conditions (financial or otherwise) or assets of the Target and the Target Group, provided that if, despite negotiation in good faith, we are not able to reach agreement on the inclusion of the commercial substance of any provision or provisions of the Relevant Precedent Facilities Agreement in the Facilities Agreement, the relevant language included in the Facilities Agreement shall be that from the current standard form Primary (Leveraged) LMA Senior Multicurrency Term and Revolving Facilities Agreement (the LMA Precedent Facilities Agreement) or if the LMA Precedent Facilities Agreement is silent on a particular point, the relevant language shall be that reasonably requested by the Original Credit Parties or if the Original Credit Parties do not specify any language within three Business Days of the date of a written request by you, such language reasonably requested by you, provided that the thresholds and basket levels applicable to the representations, undertakings and events of default in the Facilities Agreement will be agreed by the parties thereto (acting reasonably and in good faith) based on the relevant thresholds and basket in the Relevant Precedent Facilities Agreement, as amended to take into account of the industry, the EBITDA and gross assets of the Target Group, the total quantum of the Facilities and corresponding leverage levels and input from management of the Target.

5.4	If, despite negotiation in good faith and the use of all your commercially reasonable endeavours, the Finance Documents (other than the Facilities Agreement) have not been agreed, each Original Credit Party undertakes to sign:

(a)	the Intercreditor Agreement (to be prepared by counsel to the Sponsors) based on the most recent LMA Intercreditor Agreement (as published on the LMA website) having regard (acting reasonably and in good faith) to the provisions of the Commitment Documents, any deal-specific issues relating to the Transaction and the business of the Target Group and to any other minor drafting changes which are required; and

(b)	the Closing Date Security Documents (as defined in the Term Sheet) that are required to be entered into by the Company and/or the Parents as conditions precedent to initial utilisation under the Facilities Agreement based on and subject always to the Agreed Security Principles (as defined in the Term Sheet) having regard (acting reasonably and in good faith) to provisions of the Commitment Documents, any deal-specific issues relating to the Transaction and the business of the Target Group and to any other minor drafting changes which are required.

5.5	For the purposes of the Commitment Documents, the principles set out in paragraphs 5.3 and 5.4 shall be the Documentation Principles.

5.6	If it becomes unlawful in any applicable jurisdiction for any Original Credit Party to perform any of its obligations as contemplated by the Commitment Documents or to fund, issue or maintain its participation under the Facilities, that Credit Party shall (a) promptly notify the Company upon becoming aware of that event and (b) in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in its Underwriting Proportion in respect of the Facilities (if applicable) not being available including (but not limited to) transferring its rights and obligations under the Commitment Documents to one or more of its affiliates. An Original Credit Party is not obliged to take any steps under paragraph (b) above if, in its opinion (acting reasonably), to do so might be materially prejudicial to it.

5.7	The Original Credit Parties undertake to instruct the Agent or the Security Agent (as applicable) to promptly execute all documents and other evidence to which the Agent or the Security Agent (as applicable) is a party which are in agreed form as at the date hereof and have been delivered by the Company to satisfy a condition precedent to initial utilisation under the Facilities Agreement.

5.8	The Original Credit Parties undertake to promptly instruct its legal counsel to deliver all legal opinions referred to in the Facilities Agreement as a condition precedent to initial utilisation under the Facilities Agreement and to use all reasonable endeavours and commit sufficient internal resources to instruct its legal counsel to work with the Sponsors’ legal counsel with a view to agreeing the Facilities Agreement and the forms of all documents and other evidence required to be delivered as a condition precedent to initial utilisation under the Facilities Agreement as soon as reasonably practicable after the date of this letter and, in any event, no later than the date falling 40 Business Days after the date on which the first draft of the Facilities Agreement is circulated for our review (as such date may be extended by the Company from time to time with the consent of the Original Credit Parties (such consent not to be unreasonably withheld or delayed)).

6.	Indemnity

6.1	Subject to paragraphs 6.2 and 6.3 below, whether or not the Merger (in whole or in part) is consummated or any Finance Document is signed or a utilisation is made thereunder, you agree to indemnify and hold harmless, within 10 Business Days of demand, each Original Credit Party and its affiliates and its and their respective directors, officers, employees and agents (each an Indemnified Person) against any loss, claim, damages or liability (each a Loss) incurred by or awarded against such Indemnified Person, in each case, arising out of or in connection with the entry into and performance by the Original Credit Parties of their obligations under the Commitment Documents (including in connection with the arranging or underwriting of the Facilities) or otherwise in respect of any part of the Transaction (but, in each case, excluding any loss of profit) or any actual or threatened claim, dispute, proceedings or litigation relating to any of the foregoing whether or not any Indemnified Person is a party to the same (including, but not limited to, the reasonable fees and expenses of legal counsel to such Indemnified Person incurred in investigating or defending any such loss, claim, damages or liability).

6.2	As to any Indemnified Person, you will not be liable under paragraph 6.1 of this paragraph 6 (Indemnity) above for any Loss (including, without limitation, legal fees) incurred by or awarded against such Indemnified Person arising from (i) the gross negligence, wilful misconduct or fraud of such Indemnified Person (as determined by a court of competent jurisdiction) or (ii) any breach by such Indemnified Person of any terms of the Commitment Documents (as determined by a court of competent jurisdiction). You shall not be responsible or liable to any person for indirect or consequential losses or damages.

6.3	You agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or any of your affiliates for or in connection with the transactions contemplated by this letter, except following your acceptance of this letter, to the extent arising from the gross negligence, wilful misconduct or fraud of any Indemnified Person or a breach by any Indemnified Person of any terms of the Commitment Documents (including any failure to perform their obligations under any Commitment Document) (as determined by a court of competent jurisdiction). No Indemnified Person shall be responsible or liable to you or any of your affiliates for indirect or consequential losses or damages.

6.4	Each Indemnified Person shall promptly notify you upon becoming aware of any circumstances which may give rise to a claim for indemnification and shall consult with you with respect to the conduct of any claim, dispute, proceedings or litigation, in each case to the extent permissible by law and without prejudicing their legal privilege.

6.5	An Indemnified Person may rely on and enforce this paragraph 6 (Indemnity).

6.6	Your obligations under this paragraph 6 (Indemnity) shall be superseded by the terms of the indemnities to be contained in the Facilities Agreement once the Facilities Agreement has been signed (other than in respect of any prior existing claims made under this paragraph 6 (Indemnity), which shall continue).

6.7	The Company agrees that:

(a)	it is not relying on any communication (written or oral) from any or all of the Original Credit Parties (in such capacity) as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction; and

(b)	it is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction.

7.	Confidentiality and Conflicts

7.1	Neither the Original Credit Parties nor you may, without the prior written consent of the other parties to this letter, disclose the Commitment Documents or any of their terms in whole or in part to any person, other than:

(a)	to:

(i)	the Original Credit Parties, the Investors and you;

(ii)	any of your direct or indirect shareholders and to any actual or potential direct or indirect investor in the Company;

(iii)	the Target’s board and special committee of the Target (the Special Committee) in respect of the Merger, their advisors, and any Target employee authorised by the Target’s board or the Special Committee; and

(iv)	any affiliate (including a head office, branch and representative office), representative, officer, employee, insurer, insurance brokers, service providers professional adviser and/or auditor of any of the foregoing, in each case on a confidential basis in connection with the Merger and the Facilities;

(b)	as required by law or regulation government, quasi-government, administrative, regulatory or supervisory body or authority, court or tribunal (including disclosure requirements under applicable stock exchange, listing or takeover regulations) or if required in connection with any legal, administrative or arbitration proceedings or other investigations, proceedings or disputes arising out of or in connection with the Commitment Documents or the Facilities; and

(c)	in the case of this letter and the Term Sheet only, to the Target, any Sponsor and any shareholder who is considering a sale of shares in the Target to the Sponsors, and any affiliates and advisers of the foregoing in connection with the Merger provided that the Original Credit Parties shall not have any responsibility or liability under the Commitment Documents to any person other than you or any person that you may assign or transfer your rights and obligations under the Commitment Documents to in accordance with paragraph 9.4.

7.2	No Original Credit Party or its affiliate (each an Arranger Group) shall use confidential information obtained from you, the Target Group, the Sponsors or any of your affiliates or advisers in relation to the Commitment Documents, the Transaction or the Facilities in connection with the performance of services for any other persons and will not furnish such information to other persons except as permitted under this paragraph 7 (Confidentiality and Conflicts). No member of an Arranger Group has any obligation to use, or furnish to you or any of your affiliates or any other person, any information obtained from other persons or any details of such other person in connection with the Merger or its financing and the services being provided to them.

7.3	All publicity in connection with the Facilities shall be managed by the Arrangers in consultation with you.

7.4	The confidentiality obligations under this paragraph 7 (Confidentiality and Conflicts) shall survive the termination of this letter and remain in full force and effect until the date that is two years after the date of this letter but shall otherwise be superseded by the equivalent confidentiality obligations included in the Facilities Agreement.

7.5	You acknowledge that members of an Arranger Group may act in more than one capacity in relation to the transactions contemplated by the Commitment Documents and may have conflicting interests in respect of such different capacities. You further acknowledge that members of an Arranger Group may be full service financial services firms and may provide or engage in, amongst other business, debt financing, equity capital, financial advisory services, investment management, equity and debt security trading both for clients and as principal, securities offerings, brokerage services, hedging, principal investment and financial planning and benefits counselling in each case to other persons with whom you or your affiliates may have conflicting interests in this or other transactions. In the ordinary course of its trading, brokerage and financing activities or otherwise, a member of an Arranger Group may trade positions or otherwise effect transactions, for its own account or the account of customers, in equity, debt, loans or other securities of you or the Target Group or of any other company from time to time and exercise voting rights as they see fit.

7.6	Neither the relationship described in this letter nor the services provided by any member of an Arranger Group to you on any other matter will give rise to any fiduciary, advisory, equitable or contractual duties (including, without limitation, any duty of confidence) which could prevent or hinder any member of an Arranger Group providing similar services to other customers, or otherwise acting on behalf of other customers or for their own account. Accordingly, except for a breach of paragraph 7.2 above, in no circumstances shall any member of an Arranger Group have any liability by reasons of it or any of its affiliates conducting such other businesses, acting in their own interests or in the interests of other clients in respect of matters affecting you or your affiliates or any other person the subject of this engagement or referred to in this letter, including where, in so acting, any member of an Arranger Group acts in a manner which is adverse to the interests of you or any other person which is the subject of this engagement or which is referred to in this letter. Furthermore, no member of an Arranger Group will be required to account to you or any member of the Group for any payment, remuneration, profit or benefit it obtains as a result of acting in the ways referred to above.

8.	Termination

8.1	Following the date of this letter, either the Original Credit Parties (in the case of paragraphs (a) to (e) below only) or the Company (in the case of paragraphs (a), (b), (d) and (f) below only) may terminate its respective obligations under the Commitment Documents and such obligations shall terminate immediately upon written notice to the Company from the Original Credit Parties (in the case of paragraphs (a) to (e) below only) or upon written notice to the Original Credit Parties from the Company (in the case of paragraphs (a), (b), (d) and (f) below only) if:

(a)	the Facilities Agreement is not entered into by 11.59 pm Hong Kong time on the date falling 60 Business Days after the date it is first circulated for our review (as such time and date may be extended from time to time with the consent of the Original Credit Parties (such consent not to be unreasonably withheld or delayed));

(b)	the Company (or the Sponsors on its behalf) notifies the Original Credit Parties (which it shall do so as soon as reasonably practicable) that (i) it has conclusively and definitively withdrawn and terminated its (and any of its affiliates’) offer to acquire the entire issued share capital of the Target by way of the Merger, (ii) the Special Committee have notified the Sponsors that the Company’s (and any of its affiliates’) offer for the Target Group is conclusively and definitively rejected, (iii) the Special Committee conclusively and definitively terminates such merger process or (iv) the Merger Agreement is terminated in accordance with the terms thereof;

(c)	a period of 12 months (as such time and date may be extended from time to time with the consent of the Original Credit Parties (such consent not to be unreasonably withheld or delayed)) has elapsed since the date of the Merger Agreement;

(d)	Completion has not occurred before or on the Termination Date (as defined in the Merger Agreement) (as such time and date may be extended from time to time in accordance with the terms therein);

(e)	the Company fails to comply with any terms of this letter in any material respect and has not remedied such failure to comply within 20 Business Days of a written notice from the Original Arrangers; or

(f)	subject to paragraph 8.2 below, any of the Original Credit Parties fails to comply with any term of this letter in any material respect or the Company has requested (acting reasonably and in good faith) amendments and/or supplements to the Commitment Documents, the Finance Documents or any other documents delivered thereunder or in relation thereto (including the Merger Agreement) that are necessary to implement or complete the Merger or have arisen as part of the negotiations with the Target, its board and the Special Committee in connection with the Merger following the date of this letter or as contemplated pursuant to the Merger Agreement and which are not (taken as a whole) materially adverse to the interests of that Original Credit Party or which do not conflict with the requirements of that Original Credit Party set out in its credit committee’s approval letter and the relevant Original Credit Party has not consented to such amendment.

8.2	Notwithstanding paragraph 8.1 above, if the Company exercises its termination rights pursuant to paragraph 8.1(f) in respect of any Original Credit Party (the Defaulting Credit Party), the Company’s rights against the Original Credit Party (other than any Defaulting Credit Party) under the Commitment Documents shall remain in force and (if the Defaulting Credit Party is the Original Co-Lead Arranger or the Original Co-Lead Underwriter) the Original Lead Underwriter irrevocably and unconditionally agrees to underwrite 100% of the Underwriting Proportion (Original Lead Arranger) and (if the Defaulting Credit Party is the Original Lead Arranger or the Original Lead Underwriter) the Original Co-Lead Underwriter irrevocably and unconditionally agrees to underwrite 100% of the Underwriting Proportion (Original Lead Arranger), in each case, with the same economic as the Defaulting Credit Party and on the same terms contained within the Commitment Documents.

8.3	This paragraph 8.3 and paragraphs 7 (Confidentiality and Conflicts), 11 (Third Party Rights) and 12 (Governing law and jurisdiction)) of this letter shall survive any termination or cancellation (for whatever reason) of this letter.

9.	Miscellaneous

9.1	The Commitment Documents supersede any prior understanding or agreement relating to the Facilities and comprise the entire agreement between us.

9.2	The Commitment Documents may not be amended except in writing signed by each of the parties to the relevant Commitment Document.

9.3	No failure to exercise, nor delay in exercising any right or remedy under the Commitment Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise of any right or remedy. The rights and remedies provided in each Commitment Document are cumulative and not exclusive of any rights or remedies provided by law.

9.4	No party may assign or transfer rights or obligations under the Commitment Documents without the consent of the other parties and any attempted assignment or transfer without such consent is void and unenforceable except that any transfer or assignment of rights in respect of any arrangement fee under the Fee Letter may be made in accordance with that Fee Letter.

9.5	Any Commitment Document may be signed in any number of counterparts. This has the same effect as if the signatures were on a single copy of that Commitment Document.

9.6	Each Original Credit Party may delegate, by prior written notice to you, any or all of its rights and obligations under the Commitment Documents to any of its subsidiaries or affiliates (each a Delegate) and may designate any Delegate as responsible for the performance of any of its appointed functions under the Commitment Documents provided that each Original Credit Party shall remain liable to you and any other Credit Party for the performance of such rights and obligations by its Delegate and for any loss or liability suffered by you or any other Credit Party as a result of such Delegate’s failure to perform such obligations. Each Delegate may rely on this letter.

9.7	If a term of any Commitment Document becomes illegal, invalid or unenforceable in any jurisdiction that will not affect the legality, validity or enforceability of (i) any other term of the Commitment Documents or (ii) that term in any other jurisdictions.

9.8	No Original Credit Party is acting as a fiduciary for, or providing any legal, tax accounting, actuarial or regulatory advice to, you or any of your affiliates in connection with the Transaction.

9.9	You have made your own independent decision to enter into, and are not relying on any communication from any Original Credit Party, in its capacity as an Original Credit Party, as advice or recommendation to enter into, the transactions contemplated in the Commitment Documents. The Original Credit Parties make no representation or warranty as to the profitability or expected results of the transactions contemplated in the Commitment Documents.

10.	No Announcements

No party shall make (and shall cause each of its affiliates not to make) any public announcement regarding any or all of the Transaction or the Facilities without the prior consent of each of the other parties (such consent not to be unreasonably withheld or delayed), except to the extent required by law, regulation or applicable governmental or regulatory authority (including any applicable stock exchange). On and after the date on which the Merger is publicly announced or disclosed, each Original Credit Party shall consult with the Company and provide the Company a reasonable opportunity to review and comment on (and reasonably consider such proposed comments) prior to disclosing, at its own expense, its participation in the Facilities, including without limitation, the placement of “tombstone” advertisements in financial and other newspapers, journals and in marketing materials.

11.	Third Party Rights

11.1	Except as expressly stated in any provision of any Commitment Documents, the terms of any Commitment Document may be enforced or relied on only by a party to it or such party’s successors or permitted assigns and the terms of the Contracts (Rights of Third Parties) Ordinance (Cap. 623) are excluded.

11.2	Notwithstanding paragraph 11.1 above, any of the Commitment Documents may at any time be amended, waived, rescinded or terminated by the parties thereto without the consent of any person who is not a party thereto.

12.	Governing law and jurisdiction

12.1	The Commitment Documents are governed by Hong Kong law.

12.2	Each party submits, for the benefit of the other parties, to the exclusive jurisdiction of the Hong Kong courts for the resolution of any dispute or proceedings arising out of or in connection with any of the Commitment Documents.

To accept this offer please sign and return to the Original Arrangers a copy of this letter and the Fee Letter that sets out certain fees and expenses payable in relation to the Facilities.

If this offer is not so accepted, you are directed to return the Commitment Documents (and any copies) to the Original Credit Parties immediately.

If you agree to the above, please acknowledge your agreement and acceptance of this letter by signing and returning the enclosed copy of this letter together with the Fee Letter countersigned by you.

Yours faithfully,

Accepted and Agreed.

/s/ Haifeng David Liu

For and on behalf of

Garnet Faith Limited

Date: 21 June 2021

Signature Pages	Project Elevate - Commitment Letter